January 24, 2008

VIA EDGAR TRANSMISSION

Sheila Stout

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street N.E.

Washington D.C. 20549

Re:	Marshall Funds, Inc. (the “Corporation” or the “Funds”)
File Nos.: 033-48907 and 811-58433

Dear Ms. Stout:

This letter is in response to your January 10, 2008 comments provided to Cameron S. Avery, Esq. of Bell, Boyd & Lloyd LLP and Angela L. Pingel, Esq. of M&I Investment Management Corp., regarding the Corporation’s Post-Effective Amendment (“PEA”) No. 51 to its registration statement on Form N-1A (the “Registration Statement”). PEA No. 51 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on November 30, 2007. The purpose of PEA No. 51 is to add a new class of shares to Marshall Large-Cap Value Fund, the Marshall Large-Cap Growth Fund, the Marshall Mid-Cap Value Fund, the Marshall Mid-Cap Growth Fund, and the Marshall Small-Cap Growth Fund (collectively, the “U.S. Equity Funds”). Registrant will file PEA No. 52 under Rule 485(a) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Corporation’s responses, your comments and suggestions are included in bold typeface immediately followed by the Corporation’s responses.

In addition, in connection with this filing:

•

The Corporation acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Registration Statement, and the Corporation and its management are solely responsible for the content of such disclosure;

•

The Corporation acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made in the Registration Statement; and

•

The Corporation represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

RESPONSES TO ORAL COMMENTS ON JANUARY 10, 2008

Prospectus (All Funds – Risk Return Bar Chart)

1.	Because the Funds’ fiscal year end is other than a calendar year, please include the year-to-date return as of the end of the most recent quarter in a footnote to the Risk Return Bar Chart.

The Corporation will file PEA No. 52 on or before January 30, 2008. As a result, the year-to-date return as of the end of the most recent quarter will be for the period ended December 31, 2007. Because this would be duplicative of the information provided in the bar chart and table, the Corporation has not made the requested revision.

Prospectus (Risk Return Summary and Main Risks of Investing in the Marshall Funds)

2.	Several Funds appear to have high portfolio turnover (see Financial Highlights) but do not disclose that it is a risk of investing and do not discuss turnover in the Fund’s strategy section. Please review each Fund’s turnover and related disclosures and revise as appropriate.

The Corporation has reviewed the requirements under Form N-1A, the portfolio turnover rates for its series and its related disclosures. The Corporation has revised the Principal Risks of the Funds table located in the Risk/Return Summary to include High Portfolio Turnover as a risk for all Funds except the Mid-Cap Value Fund, the Prime Money Market Fund, the Government Money Market Fund and the Tax-Free Money Market Fund. In addition, the Corporation has revised the disclosure in the Main Risks of Investing in the Marshall Funds section to reflect the turnover discussion in a similar format as the other principal risks.

Prospectus (Equity Funds – Marshall International Stock Fund)

3.	Please provide examples of the “factors” referenced in the sentence, “Acadian selects stocks for the Fund’s portfolio using models that incorporate multiple factors designed to construct an optimal portfolio while keeping benchmark-relative risk to the desired level.”

The Corporation has added the following to this discussion:

Examples of these factors include, among others, price-to-cash earnings, changes in expected growth and changes in operating margins.

Prospectus (Income Funds – Marshall Short-Intermediate Bond Fund and Marshall Short-Term Income Fund)

4.	For each Fund, in the section titled, “Strategy,” please disclose the minimum acceptable credit rating of the fixed income securities in which the Fund may invest.

The Corporation has revised its disclosure for the Marshall Short-Intermediate Bond Fund and the Marshall Short-Term Income Fund as follows:

Fund investments include corporate, asset-backed and mortgage-backed securities with a minimum rating in the lowest investment grade category (i.e., BBB or Baa) and U.S. government securities.

(Emphasis added).

Prospectus (Fees and Expenses of the Funds)

5.	In footnote three, please include the name of each Fund that had a reduction in its management fee effective June 1, 2007.

The Corporation has revised the second last sentence of footnote three as follows:

Fees after waivers were higher than the current management fee in some cases due to the reduction in the management fee for the Funds (see note two above), except the Small-Cap Growth Fund, the Prime Money Market Fund, the Government Money Market Fund and the Tax-Free Money Market Fund, effective June 1, 2007.

(Emphasis added).

6.	In footnote six, please include the name of the Fund above its corresponding percentage.

The Corporation has reviewed this comment and, due to spacing limitations and formatting challenges, is unable to include the name of the Fund above its corresponding percentage. The Corporation has instead inserted the following immediately prior to the percentages:

The following information is a continuation of the table above and should be considered accordingly.

7.	For the Marshall International Stock Fund, please confirm that the Total Annual Fund Operating Expenses before the voluntary waiver and the Total Annual Fund Operating Expenses after fee reductions and the voluntary waiver are presented correctly in the table and its related footnotes.

The Corporation has reviewed its disclosure relating to the expenses of the International Stock Fund and has concluded that 1.20% for the Fund’s Total Annual Fund Operating Expenses before the voluntary waiver and after fee reductions is correct. The Adviser waived less than 0.01% for the fiscal year ended August 31, 2007, making both numbers the same after rounding.

Prospectus (Marshall Funds, Inc. Information – Portfolio Managers)

8.	Please confirm whether the analyst on the Large-Cap Value Fund is jointly and primarily responsible for managing the Fund. If so, please include the appropriate disclosures relating to the analyst in the Corporation’s registration statement

The Corporation confirms that the analyst on the Large-Cap Value Fund is not responsible for making investment decisions on behalf of the Fund. The analyst makes recommendations to the Fund’s two portfolio managers, who are jointly and primarily responsible for managing the Fund. The Corporation has reviewed and revised its disclosure:

The LARGE-CAP VALUE FUND is managed by the M&I Custom Quantitative Solutions Group, an investment committee of the Adviser. Daniel P. Brown and Robert G. Cummisford are the portfolio manager members of the M&I Custom Quantitative Solutions Group and are jointly and primarily responsible for managing the LARGE-CAP VALUE FUND. They work together to develop investment strategies and select securities for the Fund and are supported by research analysts.

9.	For the Mid-Cap Growth Fund and the Small-Cap Growth Fund, please include the title of Kenneth S. Salmon.

The Corporation has made the requested revision.

SAI (Fundamental Limitations)

10.	Please include a definition of a “majority of the outstanding voting securities” under the Investment Company Act of 1940, as amended.

The Corporation responds by adding the following definition:

Under the 1940 Act, the authorization of a “majority of the outstanding voting securities” means the affirmative vote of the holders of the lesser of (i) 67% of the shares of a Fund represented at a meeting at which the holders of more than 50% of the Fund’s outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund.

SAI (Trading in Foreign Securities)

11.	Please review the last sentence in this paragraph and confirm that the disclosure accurately describes the Corporation’s policy. Specifically, if there is an event that occurs between the close of the foreign security’s principal exchange and the New York Stock Exchange which makes the latest closing price unreliable and the independent pricing service is unable to provide “factors” used to value the security, how is the security’s value determined?

The Corporation has reviewed its disclosure and has revised the sentence as follows:

If an appropriate Factor is not available for pricing of the security, the security will be priced at fair value as determined in good faith by the Board.

(Emphasis added).

SAI (Portfolio Managers – Compensation of Portfolio Managers)

12.	Please describe the “factors” that Trilogy’s Compensation Committee uses to determine bonuses for the portfolio managers of the Marshall International Stock Fund.

The Corporation responds by revising its disclosure as follows:

Examples of the factors used by Trilogy’s Compensation Committee include, among others, individual performance, attainment of specified goals, teamwork, success of investment ideas, leadership and the success of the firm and its investment products.

* * * * * *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Angela Pingel by telephone at 414.287.8729.

Sincerely,

/s/ Jeffrey O. Himstreet

Jeffrey O. Himstreet

For Marshall Funds, Inc.

cc:	Angela L. Pingel, M&I Investment Management Corp.
Cameron S. Avery, Bell, Boyd & Lloyd LLP